March 11, 2020

James J. Dolan
Chairman and Chief Executive Officer
Gordon Pointe Acquisition Corp.
780 Fifth Avenue South
Naples, FL 34102

       Re: Gordon Pointe Acquisition Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed February 27, 2020
           File No. 001-38363

Dear Mr. Dolan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:    Stephen Cohen